UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
			     (Amendment No. 2)*


                 WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   957667108
                                 (CUSIP Number)


                     Relative Value Partners Group, LLC
                        1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				December 2, 2015
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957667108	 	13D	 	Page 2 of 4 Pages

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners Group, LLC  TIN 47-4067697
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)

	OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 1,007,851

 	8.	SHARED VOTING POWER:0

 	9.	SOLE DISPOSITIVE POWER: 1,007,851

 	10. 	SHARED DISPOSITIVE POWER:0
--------------------------------------------------------------------------------
11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,007,851
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
--------------------------------------------------------------------------------
13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.59%
--------------------------------------------------------------------------------
14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
--------------------------------------------------------------------------------

CUSIP No. 957667108	 	13D	 	Page 3 of 4 Pages
--------------------------------------------------------------------------------

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed on behalf of the Reporting Person to amend the Schedule 13D related to the Common Stock of the Issuer previously filed by the Reporting Person with the Securities and Exchange Commission on August 5, 2015, and as amended by Amendment No. 1 filed on December 11, 2015 thereto (together with this Amendment No. 2, the "Schedule 13D"). This Amendment No. 2 is being filed to report a change in beneficial ownership relating to the disposition of shares of Common Stock of the Issuer by the Reporting Person and to update the intention of the Reporting Person with respect to influencing the Issuer. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.


Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Person entered into a Tender Offer and Standstill Agreement with the Issuer whereby the Issuer would initiate a tender offer for up to 30% of the outstanding Shares, and the Reporting Person would vote in accordance with management's recommendations on any matter affecting the Issuer's corporate structure or operation for a period of two years.

With the execution of this agreement, the Reporting Person is no longer an activist investor seeking to exert control over the Board of Directors of the Issuer, and to the extent the Reporting Person acquires additional Shares in the future, it will not be done with the aim of influencing management of the Issuer or exerting any element of control over the Issuer's management.

Now a passive investor in the Issuer, the Reporting Person may acquire Shares of the Issuer on the open market when it believes that the Shares are undervalued and represent an attractive investment opportunity.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares, except where prohibited by the agreement detailed in
Item 6 of this Schedule 13D.

The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.

CUSIP No. 957667108	 	13D	 	Page 4 of 4 Pages
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Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The following disclosures are based on 4,668,407 shares of the Common Stock outstanding as reported by the Issuer on their Schedule 14A filed November 30, 2015.

(a) The Reporting Person owns 1,007,851 shares of Common Stock, representing approximately 21.59% of the outstanding Common Stock of the Issuer.

(b) The Reporting Person has sole power of these shares to vote or direct the vote, or dispose or to direct the disposition.

(c) Since Amendment No. 1 filed on November 30, 2015, and as of December 2, 2015, the date by which the Reporting Person became required to file this statement, the Reporting Person tendered 69,865 Shares as part of the Issuer's tender offer for total proceeds of $1,195,954.53. The late reporting of these tendered Shares is attributable to some of the Reporting Person's custodians' lagging data feeds, which caused a two day delay in reporting the disposition of these Shares.

(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by it.

(e) Not applicable.
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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			Relative Value Partners Group, LLC


                                 January 7, 2016
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE


	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE